Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-195645

USD 1bn 2.00% Fixed Rate Senior Notes due 2018

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	USD 1bn 2.00% Fixed Rate Senior Notes due 2018

Expected Issue Ratings[1]:	A3 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,000,000,000

Trade Date:	March 9, 2015

Settlement Date:	March 16, 2015 (T+5)

Maturity Date:	March 16, 2018

Coupon:	2.00%

Interest Payment Dates:	Semi-annually in arrear on March 16 and September 16 in each year, commencing on September 16, 2015 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated March 9, 2015 (the “Preliminary Prospectus Supplement”)

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement

Benchmark Treasury:	T 1 02/15/18

Spread to Benchmark:	90bps

Reoffer Yield:	2.003%

Issue Price:	99.991%

Underwriting Discount:	0.225%

Net Proceeds:	USD 997,660,000

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Academy Securities, Inc., ANZ Securities, Inc., BMO Capital Markets Corp., Capital One Securities, Inc., CastleOak Securities, L.P., CIBC World Markets Corp., Drexel Hamilton, LLC, Fifth Third Securities, Inc., Lebenthal & Co, LLC, Mizuho Securities USA Inc., National Bank of Abu Dhabi P.J.S.C., PNC Capital Markets LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-8 of the Preliminary Prospectus Supplement

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAF25 / 06738E AF2

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.